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SEC Mail Processing Section

FEB 28 2018

Washington DC 408

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-08193 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle Suite 304

(No. and Street)

| Seven Fields | PA | 16046 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly

(Name – *if individual, state last, first, middle name*)

| 20 Stanwix Street, Suite 800 | Pittsburgh | PA | 15222 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Treasurer / Chief Compliance Officer

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly L. Daye, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## E.E. Powell & Company, Inc.

Table of Contents
December 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of E.E. Powell & Company, Inc.:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

We have served as the Company's auditor since 1992.

February 27, 2018

## E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2017

**Assets**

| | | |
|---|---|---|
| Cash | $ | 76,586 |
| Deposit with Clearing Organization | | 100,000 |
| Receivable from Clearing Organization | | 175,611 |
| Prepaid Expenses and Other Assets | | 13,772 |
| Furniture and Equipment, Net of Accumulated Depreciation of $44,686 | | 9,395 |
| Total Assets | $ | 375,364 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accrued Payroll and Related Liabilities | $ | 38,679 |
| Total Liabilities | | 38,679 |
| **Stockholders' Equity** | | |
| Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding | | 321,913 |
| Paid in Capital | | 31,969 |
| Accumulated Deficit | | (17,197) |
| Total Stockholders' Equity | | 336,685 |
| Total Liabilities and Stockholders' Equity | $ | 375,364 |

*See notes to financial statements*

## E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2017

| | |
|---|---|
| **Revenues** | |
| Commissions and Fees | $ 853,674 |
| Net Trading Gains | 316,582 |
| Mutual Funds – Direct Sales | 167,182 |
| Interest and Dividends | 1,468 |
| Total Revenues | 1,338,906 |
| **Expenses** | |
| Employee Compensation and Benefits | 1,099,460 |
| Other Operating | 80,166 |
| Occupancy | 71,022 |
| Commissions and Clearance Fees | 60,503 |
| Communications and Data Processing | 14,637 |
| Quotation Services | 11,550 |
| Interest | 888 |
| Total Expenses | 1,338,226 |
| **Income Before Income Tax Expense** | 680 |
| **Income Tax Expense** | (4,859) |
| **Net Loss** | $ (4,179) |

*See notes to financial statements*

## E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2017

| | Common Stock | Paid In Capital | Accumulated Deficit |
|---|---|---|---|
| **Balance, Beginning of Year** | $ 321,913 | $ 31,969 | $ (13,018) |
| **Net Loss** | - | - | (4,179) |
| **Balance, End of Year** | $ 321,913 | $ 31,969 | $ (17,197) |

*See notes to financial statements*

## E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2017

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ | (4,179) |
| Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities: | | |
| Depreciation | | 3,710 |
| Changes in assets and liabilities: | | |
| Accrued Rent | | (1,986) |
| Receivable from Clearing Organization | | 23,804 |
| Prepaid Expenses and Other Assets | | 335 |
| Accrued Payroll and Related Liabilities | | (12,171) |
| Net Cash Provided by Operating Activities | | 9,513 |
| **Increase in Cash** | | 9,513 |
| **Cash, Beginning of Year** | | 67,073 |
| **Cash, End of Year** | $ | 76,586 |
| **Supplemental Disclosure Of Cash Flow Information** | | |
| Interest Paid | $ | 888 |

*See notes to financial statements*

## 1. Nature of Operations and Summary of Significant Accounting Policies

### Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2017.

### Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

### Revenue Recognition

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

### Deposit with Clearing Organization

The Company is required to maintain a special reserve account under the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 Reserve Requirements for Margin Related to Security Futures Projects that is not available for operations. Accordingly, this reserve account, consisting of cash, is not included in cash in the statement of financial condition.

### Receivable from Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

### Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the assets or lease term, if shorter, generally ranging from three to seven years. Depreciation expense was $3,710 for the year ended December 31, 2017.

### Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2017.

The Company is a C corporation and is subject to federal income tax and state income taxes in Pennsylvania.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2017.

### Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2017 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

**New Accounting Pronouncements**

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

## 2. Income Taxes

A deferred tax liability of $585 resulting from temporary differences in the Company's book and tax bases of accounting has been recognized at December 31, 2017. This liability has been offset by a deferred tax asset, consisting primarily of Pennsylvania net operating loss carryforwards. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $3,900. These carryforwards expire beginning in the year 2024.

During 2017 the Company recorded an income tax provision of $4,859 as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 155 |
| State | | - |
| Deferred: | | |
| Federal | | 4,704 |
| State | | - |
| Provision for income taxes | $ | 4,859 |

### 3. Line of Credit

The Company has a line of credit with a bank available for borrowings of up to $100,000. Interest is payable at the prime rate plus one and a half percent (6% at December 31, 2017). No amounts were outstanding on the line of credit at December 31, 2017.

### 4. Operating Lease

The Company has an operating lease for office space. Rent expense was $62,406 for the year ended December 31, 2017. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2017 are as follows:

| Year Ending December 31: | |
|---|---|
| 2017 | $ 59,947 |
| 2019 | 61,108 |
| 2020 | 36,363 |
| Total | $ 157,418 |

### 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $313,518 at December 31, 2017, which was $63,518 in excess of its required net capital of $250,000. The Company's net capital ratio was .12 to 1 at December 31, 2017.

### 6. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

### 7. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $28,233 for the year ended December 31, 2017.

## 8. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

## 9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2017; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditors.